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                              November 29, 2021

       Eric Lefkofsky
       Chief Executive Officer
       Tempus Labs, Inc.
       600 West Chicago Avenue, Suite 510
       Chicago, Illinois 60654

                                                        Re: Tempus Labs, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted on
October 28, 2021
                                                            CIK No. 0001717115

       Dear Mr. Lefkofsky:

              We have reviewed your amended draft registration statement and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Consolidated Financial Statements
       Revenue Recognition, page F-14

   1. We note your responses to prior comments 23 through 25. So that we may better understand your
accounting for refreshes, please supplementally address the following:
                                                            Explain in greater
detail the nature of your performance obligations related to refreshes,
including how they are defined and priced in your contracts with customers, the
specific features and functionality refreshes provide, and the period of time over which you
are required to provide refreshes.
                                                            Tell us how you
considered if these refreshes represent a stand-ready obligation to provide future
products or services on a when-and-if-available basis.
                                                            Explain the
consequences, if any, if you do not provide refreshes to your customers.
 Eric Lefkofsky
Tempus Labs, Inc.
November 29, 2021
Page 2

        You may contact Lisa Etheredge, Senior Staff Accountant, at
(202)551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202)551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley,
Staff Attorney, at (202)344-5791 or Jan Woo, Legal Branch Chief, at
(202)551-3453 with any
other questions.



                                                          Sincerely,
FirstName LastNameEric Lefkofsky
                                                          Division of
Corporation Finance
Comapany NameTempus Labs, Inc.
                                                          Office of Technology
November 29, 2021 Page 2
cc:       Courtney Tygesson
FirstName LastName